Exhibit 3.1

CORECIVIC, INC.

FIRST AMENDMENT

TO

EIGHTH AMENDED AND RESTATED BYLAWS

1.	The Eighth Amended and Restated Bylaws (the “Bylaws”) of CoreCivic, Inc., a Maryland corporation, are hereby amended by deleting Article XII therefrom in its entirety and inserting the following in place thereof:

ARTICLE XII.

AMENDMENT OF BYLAWS

Section 1. BY DIRECTORS. The Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws in accordance with Article III hereof, except for the power granted by the Board of Directors in Section 2 of this Article XII.

Section 2. BY HOLDERS OF ONE PERCENT OF COMMON STOCK FOR ONE YEAR. Pursuant to a binding proposal submitted for approval of the stockholders at a duly called annual meeting or special meeting of stockholders by a stockholder or group of no more than five stockholders:

(a) each of which delivers to the Secretary of the Corporation a notice setting forth the information required by Section 12(a)(2)(ii) and (iii) of Article II of these Bylaws, which notice shall be delivered, if with respect to an annual meeting, within the time period contemplated by Section 12(a)(2) of Article II or, if with respect to a special meeting, not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the tenth day following the day on which the public announcement is first made of the date of the special meeting, and otherwise in accordance with applicable law (the “Notice of Bylaw Amendment Proposal”);

(b) that owned at least one percent or more of the Common Stock outstanding from time to time continuously for at least one year as of both the date the Notice of Bylaw Amendment Proposal is delivered to the Secretary of the Company in accordance with of Section 2(a) of this of Article XII, and the close of business on the record date for determining the stockholders entitled to vote at such annual meeting or special meeting of stockholders; and

(c) that continuously owns such Common Stock through the date of such annual meeting or special meeting of stockholders (and any postponement or adjournment thereof);

the stockholders shall also have the power, by the affirmative vote of a majority of all votes entitled to be cast on the matter, to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws; provided, however, that the stockholders shall not have the power (i) to alter or repeal Article X or this Article XII or (ii) to adopt, alter or repeal any provision of these Bylaws in a manner that would be inconsistent with Article X or this Article XII, in either case without the approval of the Board of Directors.

For purposes of this Article XII, a stockholder or group of no more than five stockholders shall be deemed to “own” Common Stock to the extent, and only to the extent, an Eligible Stockholder would be deemed to own such Common Stock for purposes of Section 12(b) of Article II of these Bylaws.

2.	Except as set forth herein, the Bylaws shall remain in full force and effect.

Effective Date: December 7, 2017